Exhibit 12.1

PTC Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months Ended		Year Ended September 30,
	January 2, 2016	January 3, 2015	2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	$(19,545)	$34,407	$26,525	$186,112	$126,234	$120,736	$104,548
Fixed charges	9,671	7,091	27,274	21,223	19,988	17,644	15,546

Total earnings	$(9,874)	$41,498	$53,799	$207,335	$146,222	$138,380	$120,094

Fixed charges:
Interest expense	$6,587	$3,775	$14,742	$8,155	$6,976	$4,746	$3,310
Estimated interest component of rental expense	3,084	3,316	12,532	13,068	13,012	12,898	12,236

Total fixed charges	$9,671	$7,091	$27,274	$21,223	$19,988	$17,644	$15,546

Ratio of earnings to fixed charges(1)	— (2)	5.9	2.0	9.8	7.3	7.8	7.7

(1)	The ratio of earnings to fixed charges is calculated pursuant to the instructions of Item 503 of Regulation S-K and by dividing earnings by fixed charges. For this purpose, “earnings” are determined by adding fixed charges to our income (loss) before income taxes, and “fixed charges” consists of interest expense on our indebtedness as well as the estimated interest component of rental expense (one-third of rent expense, a reasonable approximation of the interest factor) under our operating leases.
(2)	Our earnings were insufficient to cover our fixed charges during the three months ended January 2, 2016 by $19.5 million. Our loss before income taxes for the three months ended January 2, 2016 included a $37.1 million restructuring charge.